Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

April 5, 2012

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Envivio, Inc.

Registration Statement on Form S-1 – Amendment No. 6

File No. 333-173529

Dear Mr. Spirgel:

Envivio, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated March 29, 2012. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 6 (“Amendment No. 6”) to the registration statement on Form S-1 (the “Registration Statement”) as filed with the Commission, marked against Amendment No. 5 to the Registration Statement as filed with the Commission on March 15, 2012. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies.

Principal and Selling Stockholders, page 118

1.

Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please revise to identify any selling stockholders that are broker-dealers and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is

April 5, 2012

a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

Response:     The Registrant confirms that none of the selling stockholders is a broker-dealer.

2.	Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Supplementally, please identify each selling shareholder that is an affiliate of a broker-dealer. Tell us whether those holders purchased the shares being registered in the ordinary course of business and whether the holder had any agreement or understanding at the time of purchase, directly or indirectly, with any person to distribute the shares. If so, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of “affiliate,” please refer to Rule 405 of Regulation C.

Response:     The Registrant confirms that none of the selling stockholders is an affiliate of a broker-dealer.

Underwriting, page 130

1.	In your next amendment, please identify your lead underwriters.

Response:     The Registrant has identified its lead underwriters and updated its related disclosure throughout the Registration Statement.

Additional Information

The Registrant supplementally advises the Staff that it has not yet received a formal proposed initial public offering (“IPO”) price range from its new lead underwriters. The lead underwriters are continuing to develop a valuation model and, at this time, the lead underwriters are not in a position to provide the Registrant with a formal proposed IPO price range.

April 5, 2012

The Registrant has prepared its own preliminary valuation model to derive an estimated IPO price range. This model is based on current market information and may change in the future as a result of a change in market conditions or other variables, such as unanticipated changes in the Registrant’s business or results of operations. Based on its own valuation model, which takes into account a similar analysis that the Registrant applied in 2011, the Registrant currently anticipates that its estimated IPO price range will be $10.00 to $12.00 per share. The actual IPO price range, which will not exceed $2.00, will be included in an amendment to the Registration Statement prior to any distribution of preliminary prospectuses.

We are also providing supplementally for your review a copy of the Opinion of Pillsbury Winthrop Shaw Pittman LLP, which we intend to file as Exhibit 5.1 to the Registration Statement when pricing information has been finalized.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 5, 2012

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545 or via email at jim.masetti@pillsburylaw.com.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Envivio, Inc.
Julien Signes [jsignes@envivio.com]

Paul Hastings LLP
Jeffrey T. Hartlin, Esq. [jeffhartlin@paulhastings.com]

Pillsbury Winthrop Shaw Pittman LLP
Jorge del Calvo, Esq. [jorge@pillsburylaw.com]
Greg Pickrell, Esq. [greg.pickrell@pillsburylaw.com]